KING, HOLMES, PATERNO & SORIANO, LLP

ATTORNEYS AT LAW

1900 AVENUE OF THE STARS, TWENTY-FIFTH FLOOR

LOS ANGELES, CALIFORNIA 90067-4506

Telephone (310) 282-8989

Facsimile (310) 282-8903

June 6, 2017

Erin E. Martin, Esq.

Special Counsel

Office of Financial Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chino Commercial Bancorp

Offering Statement on Form 1-A

Filed April 14, 2017

File No. 024-10693

Dear Ms. Martin:

On behalf of Chino Commercial Bancorp (the “Company”), we are filing this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s offering statement on Form 1-A filed with the Commission on April 14, 2017 (the “Offering Statement”) contained in your letter dated May 8, 2017 (the “Comment Letter”). Contemporaneously herewith, the Company has filed a pre-qualification amendment to the Offering Statement (“Amendment No. 1”) which amends the Offering Statement to address the comment contained in the Comment Letter concerning the Offering Statement detailed below. The Amendment also makes certain additional minor modifications to the Offering Statement including completing various dates relating to the offering. We are separately furnishing to the Staff a redlined version of Amendment No. 1 marked to show all changes made to the Registration Statement.

Your one numbered comment is set forth below in bold:

General

1.       We note that the subscription rights are transferable and that you have not included their issuance as part of this offering statement. Please explain to us in detail what exemption shareholders, including affiliates, will rely on for the transfer of the subscription rights or include these rights on the offering statement.

Erin E. Martin, Esq.

U.S. Securities and Exchange Commission

June 6, 2017

Response:

The Company has decided to make the rights non-transferable and this is reflected in Amendment No. 1. We understand from discussions with Kate Donovan in your office that this change adequately addresses your comment.

*       *       *       *       *

We have been advised by the State of California that it is prepared to qualify the offering, and will reconfirm when we request qualification of the Offering Statement after pricing has been determined. We currently expect to file a second amendment to the Offering Statement with complete pricing and related information on or about June 19, 2017.

There are no compensation arrangements at this time that would need to be cleared with FINRA.

We also understand and acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any further questions or comments, please feel free to contact me at (818) 631-2224 or by email at nikkiwo@nikkiwo.com. Thank you very much for your cooperation and assistance.

Sincerely,

/s/ Nikki Wolontis
Nikki Wolontis
of King, Holmes, Paterno & Soriano, LLP

cc:	Kate Donovan, Esq., Staff Attorney
Mr. Dann H. Bowman